Filed by China Networks International Holdings Ltd.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Alyst Acquisition Corp.
SEC File No. 001-33563

Alyst Acquisition Corp. Announces Postponement of Special
Meeting of Stockholders Until June 24, 2009

NEW YORK, JUNE 18/PRNewswire-FirstCall/Alyst Acquisition Corp. (NYSE Amex: AYA), a special purpose acquisition company (“Alyst” or the “Company”), today announced that it has postponed its special meeting of stockholders, which had previously been scheduled for 9:30 a.m., Eastern time, on Tuesday, June 23, 2009, to 4:30 p.m., Eastern time, on Wednesday, June 24, 2009.  At the postponed special meeting, stockholders of Alyst will be asked to vote on, among other proposals, the proposed business combination with China Networks Media, Ltd., a BVI company (China Networks), and the related redomestication of Alyst to the BVI through a merger with its wholly-owned subsidiary, China Networks International Holdings, Ltd. (CNIH).  The postponed special meeting will be held at the offices of McDermott Will & Emery, LLP, 340 Madison Avenue, 2nd Floor, New York, New York 10173.  The record date for stockholders entitled to vote on the proposals to be considered at the special meeting remains May 29, 2009.

Alyst, CNIH, and China Networks and their respective directors and executive officers, and Chardan Capital Markets, Alyst’s financial advisor, and its partners and directors, may be deemed to be participants in the solicitation of proxies for the Special Meeting of Alyst stockholders.  In connection with the pending transaction, CNIH filed with the SEC a Registration Statement on Form S-4, File No. 333-157026, which was declared effective by the SEC on May 29, 2009. The stockholders of Alyst are urged to read the Registration Statement and the definitive proxy statement/prospectus, as well as all other relevant documents filed with the SEC.  These documents contain important information about Alyst, CNIH, China Networks and the proposed transaction.

              Stockholders may obtain a copy of the definitive proxy statement/prospectus and any other relevant filed documents at no charge from the SEC’s website (www.sec.gov).  These documents will also be available from Alyst at no charge by directing a request to 233 East 69th Street, #6J, New York, New York 10021.  In addition, stockholders may direct their questions to Morrow & Co., LLC, 470 West Avenue, 3rd Floor, Stamford, CT 06902, toll-free (800) 662-5200.  Alyst has engaged Morrow & Co., LLC to provide limited assistance in the proxy solicitation process.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about Alyst and China Networks Media, Ltd. and their combined business after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts and may be identified by the use of forward-looking terminology, including the words "believes," "expects," "intends," "may," "will," "should" or comparable terminology. Such forward-looking statements are based upon the current beliefs and expectations of Alyst's and China Networks Media, Ltd.'s management and are subject to risks and uncertainties which could cause actual results to differ from the forward- looking statements.

Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained in this press release. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements in this press release speak only as of the date of this press release and might not occur in light of these risks, uncertainties, and assumptions. Alyst undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For Further Information, please contact:

Alyst Acquisition Corp.
Michael E. Weksel
Tel: 212-650-0232
Email: mweksel@alyst.net

SOURCE Alyst Acquisition Corp.